

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631 August 26, 2009

Gordon Knott
Chief Executive Officer
Vinyl Products, Inc.
2210 South Ritchey Street
Santa Ana, CA 92705

Re: Vinyl Products, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 31, 2009
File No. 333-158254

Annual Report on Form 10-K
Filed March 31, 2009
File No. 000-52769

Quarterly Report on Form 10-Q
Filed August 13, 2009
File No. 000-52769

Dear Mr. Knott:

We have reviewed your filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1/A Filed on July 31, 2009

General

1. Please note the updating requirements of Rule 8-08 of Regulation S-X.

2. To the extent the below comments apply to the reports you file under the Exchange Act, please comply with those comments in future filings.

3. We note the acknowledgements the Company made in its letter dated July 31, 2009. However, these representations do not conform to the language contained in our letter dated April 22, 2009. Therefore, please provide, in writing, a statement from the Company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Risk Factors, page 8

"We identified material weaknesses and deficiencies . . . ," page 14

4. Please revise the end of the first paragraph to remove the phrase "such that all material information required to be included in our Exchange Act reports is reported in a timely manner" since this language is not part of the definition of internal control over financial reporting. Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.

5. We note your statement at the end of the second paragraph "[a]t this time, management believes that our current disclosure controls and procedures are effective at providing reasonable assurance that all material information required to be included in our Exchange Act reports is reported in a timely manner." Please clarify whether you intend to refer to disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) or internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and provide appropriate disclosure that comports with the applicable Exchange Act Rule.

Market and Other Data, page 17

6. We note your revised disclosure in response to comment 3 in our letter dated April 22, 2009. As we stated in our prior comment, please remove language that suggests that you are not responsible for assessing the reasonableness and soundness of the market data and other information. Also, explain to us how the use of the disclaimers on page 17 contributes to an investor's unmitigated and informed understanding of the market for the company's products and services at the time of potential investments.

Management's Discussion and Analysis, page 18

Identification of Material Weakness in Financial Disclosure Controls and Procedures, page 19

7. We note your revised disclosure in response to comment 5 in our letter dated April 22, 2009; however, we reissue the comment. Please revise this section to conform to the disclosure required by Item 9A of Form 10-K. Specifically, please revise to address the following issues:

- Please include the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K for each of the reporting periods you determined a material weakness was present. As requested by comment 28 in our letter dated April 22, 2009, please explain why your management was able to conclude that disclosure controls and procedures were not effective as of the end of the reporting period covered by the Form 10-K for the fiscal year ended December 31, 2008, but that the disclosure controls and procedures were effective as of the filing date for the 2008 10-K. Please refer to Exchange Act Rules 13a-15(e) and 15d-15(e) for the definition of disclosure controls and procedures.
- On page 20, we note your conclusion relating to internal control over financial reporting for the periods ending September 30, 2008 and December 31, 2008. Please revise to remove the phrase "to achieve our disclosure objectives" since this language is not part of the definition of internal control over financial reporting. Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.
- On page 20, we note your conclusion relating to internal control over financial reporting for the period ending March 31, 2009. Please revise to remove the phrase "established by the Company such that all material information required to be included in our Exchange Act reports is reported in a timely manner" since this language is not part of the definition of internal control over financial reporting. Please refer to Exchange Act Rules 13a-15(f) and 15d-15(f) for the full definition of internal control over financial reporting.
- On page 20, we note your statement "[w]e disclosed management's conclusion in our quarterly report on Form 10-Q for the three months ended March 31, 2009, as filed with the SEC on May 15, 2009." It appears that you are referring to your management's conclusion regarding disclosure controls and procedures rather than internal control over financial reporting. Please advise or revise accordingly.

8. On page 20, we note that you are currently basing your assessment of the effectiveness of your internal control over financial reporting on testing procedures performed by your CFO. Please note that Exchange Act Rules 13a-15 and 15d-15 require that the framework on which management's evaluation of the

issuer's internal control over financial reporting is based must be a suitable, recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Please reevaluate management's assessment of the effectiveness of your internal control over financial reporting and the existence of material weaknesses for the quarter ended March 31, 2009 in accordance with this provision of Exchange Act Rules 13a-15 and 15d-15.

Results of Operations, page 21

9. The first two paragraphs under the heading for the comparison of the three months ended March 31, 2009 and 2008 discuss "sales," which you define as the sales price of signed installation agreements. Please remove this discussion of "sales" from your results of operations section, as it is may be confusing for investors to determine the appropriate amount of GAAP revenue that has actually been recorded. However, the factors causing changes in "income" should be included directly in your discussion of "income," pursuant to Item 303(a)(3)(iii) of Regulation S-K.

10. You state on page 21 that as your sole vinyl supplier has increased prices, you have been able to increase your prices correspondingly. Please revise your filing to quantify the impact that your price increases had on income for the periods presented since such factor does not appear to be included in the discussion of income. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 22

11. We note that since discounts received from your supplier are "substantial" or "significant," as described in the risk factor on page 8, please revise this section to quantify such discounts for the periods presented. It appears such discounts would be material information to be included within your discussion of gross profit in the results of operations section. Please advise or revise your discussion of gross profit accordingly. Please also disclose the clarifying information you have provided in the first part of your response to comment 6 in our letter dated April 22, 2009, i.e., that the agreement with the supplier does not provide for rebates or incentives; the right of return does exist and there is a 20% restocking fee but returns have not been significant; and the Company receives an advertising incentive from the supplier, but that amount is not material.

Growth Strategy, page 34

12. We note your statement on page 35 that in June 2009, you retained Franchise 123, Inc. to serve as your franchise consultant. Please revise MD&A to disclose any expenses incurred thus far related to the development of your franchise program,

and how much you expect to incur throughout the remainder of the year. We note from the June 30, 2009 Form 10-Q that such costs were $9,500 for that quarter.

Description of Securities, page 52

Registration Rights, page 53

13. With respect to the 300,000 share exchange shares being registered, it appears that there are only three persons who should be listed in the "Interested Parties" column. We note that on page 47, you state that the three shareholders who received a total of 2,000,000 shares in the share exchange have declined to cause the Company to register their shares. Please advise or revise accordingly.

Note A – Summary of Significant Accounting Policies, page F-6

14. We have read your response to comment 25 in our letter dated April 22, 2009 and the revised disclosure on page F-7 on interest expense. We note you have aggregated credit card fees and financing discounts as interest expense in your statement of operations.   Please quantify these credit card fees and financing discounts, and tell us how you determined it was more appropriate to classify credit card fees as interest expense rather than selling, general and administrative expense. Further, it appears the financing discounts provided to your customers constitute interest income. Please advise.

Undertakings, page 60

15. We note your revised disclosure in response to comment 21 in our letter dated April 22, 2009. However, please note that you are required to include the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K. Please revise accordingly.

Signatures, page 62

16. We note your response to comment 22 in our letter dated April 22, 2009; however, we reissue the comment. Please arrange to have your principal accounting officer or controller sign the registration statement in his or her official capacity. See Instruction No. 1 to the Signature Section of Form S-1.

Exhibit Index, page 63

17. We note your response to comment 23 in our letter dated April 22, 2009; however, we reissue the comment in part. The promissory notes that you filed as Exhibits 10.4 and 10.5 appear to be the same document. Each document identifies Garabed Khatchoyan as the borrower at the top of the document and Gordon Knott as the borrower in the "Promise to Pay" paragraph and Mr.

Khatchoyan has signed the document as the borrower. Additionally, each document is dated March 15, 2008 rather than March 15, 2007, as specified in your response. Please advise or refile the promissory notes executed by Messrs. Knott and Khatchoyan on March 15, 2007 in favor of the Company.

18. It appears that several of the exhibits that you incorporated by reference to other filings are not contained in the filings referenced. For example, Exhibit 2.1, Agreement and Plan of Merger, does not appear to be filed with the Form 10-SB, which was filed on August 15, 2007. Please advise or revise accordingly.

Exhibit 5.1 – Legality Opinion

19. Please arrange for counsel to file a dated legality opinion.

Form 10-K for the Fiscal Year Ended December 31, 2008

20. We note your response to comment 26 in our letter dated April 22, 2009; however, we reissue the comment. To the extent the comments on the Form S-1 contained in our letter April 22, 2009 relate to the reports you file under the Exchange Act, please represent that you will comply with those comments in future Exchange Act filings. We note that your representation to comply with the comments in future filings relates to the comments on the Form 10-K, not the Form S-1.

Controls and Procedures, page 31

Evaluation of Disclosure Controls and Procedures, page 31

21. We note your response to comment 28 in our letter dated April 22, 2009; however, we reissue the comment. In future filings, if you conclude that the disclosure controls and procedures are not effective as of the end of the reporting period covered by the Exchange Act report, but that disclosure controls and procedures are effective as of the filing date of the Exchange Act report, please explain how management determined that the disclosure controls and procedures were effective on the filing date given that the disclosure controls and procedures were not effective at the end of the reporting period. Please represent that you will comply with this comment in future Exchange Act filings.

Management's Report on Internal Control Over Financial Reporting, page 31

22. We note your response to comment 31 in our letter dated April 22, 2009; however, we reissue the comment. In future filings, please refrain from using the following disclosure: "Except as disclosed above, there were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the

Company's internal control over financial reporting." Rather, if there were changes in the Company's internal control over financial reporting, please clearly state that there were changes in Company's internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting. Please represent that you will comply with this comment in future Exchange Act filings.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Information,

23. We note you present the consolidated statement of operations on page F-2 for the six months ended June 30, 2009 and 2008. Please amend this filing to also include a statement of operations for the three months ended June 30, 2009 and 2008. Refer to Instruction 1 to Rule 8-03 of Regulation S-X.

Controls and Procedures

24. We note that your statement that "the PEO along with the PFO concluded that our disclosure controls and procedures are effective at providing reasonable assurance that all material information required to be included in our Exchange Act reports is reported in a timely manner." However, as disclosed, your evaluation does not fully conform to the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Therefore, if true, please amend your Form 10-Q to disclose that your disclosure controls and procedures were "effective" at the reasonable assurance level to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, if true, please amend your Form 10-Q to disclose that your disclosure controls and procedures were "effective" without defining them. Please comply with this comment in future Exchange Act filings.

Exhibits 31.1 and 31.2 – Section 302 Certifications

25. In your amendment to the Form 10-Q, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please comply with this comment in future Exchange Act filings.

* * * *

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Bill Ruffa, Jr., Esq.
Ruffa & Ruffa, P.C.
110 East 59th Street
New York, NY 10022